12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com FIRM / AFFILIATE OFFICES
FOIA CONFIDENTIAL TREATMENT REQUEST The entity requesting confidential treatment is:	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Crinetics Pharmaceuticals, Inc.

10222 Barnes Canyon Road

San Diego, CA 92121

Attn: R. Scott Struthers, Ph.D., President and Chief Executive Officer

June 25, 2018

VIA EDGAR and HAND DELIVERY

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crinetics Pharmaceuticals, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-225824)

Dear Ms. Breslin:

Rule 83 Confidential Treatment Requested by Crinetics Pharmaceuticals, Inc.

This letter is furnished supplementally on behalf of Crinetics Pharmaceuticals, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriter, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

of the offering, the Company and the lead underwriter has not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00 or 10% of the low end of the range, unless otherwise approved by the Staff.

Recent Stock Option Grants

The Company’s most recent grants of stock options, including those made since the latest balance sheet presented in the Registration Statement, are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value of Shares
March 17, 2018	2,092,500	$0.58	$0.58
March 20, 2018	165,000	$0.58	$0.58
May 25, 2018	2,400,000	$2.82	$2.82
June 2, 2018	329,500	$2.82	$2.82
June 16, 2018	650,000	$3.65	$3.65

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 83-85 of the Registration Statement.

In March 2018, the Company utilized the option-pricing method (“OPM”) backsolve method, which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM treats a Company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction. The Board of Directors and an independent third-party valuation firm determined that the OPM backsolve was the appropriate method given the proximity to the recently completed arm’s length preferred stock financing in February and March 2018 which was led by three new third-party investors, in which the Company sold Series B convertible preferred stock at a price of $3.233 per share raising net proceeds of $63.5 million, which purchase price was determined in negotiations with such new investors. After estimating the Company’s total equity value based on the sale price of the Company’s Series B convertible preferred stock, that value was allocated to the various classes of the Company’s equity using the OPM.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Beginning in May 2018, the Company utilized a hybrid of the probability-weighted expected return method (“PWERM”) and OPM for determining the fair value of its common stock, as estimates regarding potential future liquidity outcomes were considered reasonable given the positive preliminary results from several single-ascending dose and multiple-ascending dose cohorts from the Phase 1 clinical trial of CRN00808 and the drug-drug interaction Phase 1 clinical trial of CRN00808, as well as the completion of an organizational meeting for the Company’s initial public offering (the “IPO”) on March 22, 2018. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class. The Company considered three future event scenarios in the PWERM model: stay as a private company, sale of the Company and an IPO. The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios. The Company used the OPM to allocate value in the stay private and sale scenarios and used the fully-diluted shares outstanding to allocate value in the IPO scenario.

The Company’s Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

Grant Date Fair Value Determinations

March 2018 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $0.58 per share as of March 17, 2018 and March 20, 2018, after considering a valuation report from an independent third-party valuation firm as of March 13, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report.

As discussed above, the March 13, 2018 valuation used the OPM backsolve method to value the common stock because the recently completed arm’s length Series B convertible preferred stock financing was the best indication of fair value at that date. Under the backsolve method, the Company estimated the average time to all of the potential liquidation events was 1.05 years based on management’s best estimates. After applying a [* * *]% discount for lack of marketability (“DLOM”) based on the Black-Scholes Option Pricing Model approach and consideration of various restricted stock studies, the resulting fair value of common stock was $0.58 per share on a non-controlling, non-marketable basis.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

May 25 and June 2, 2018 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $2.82 per share as of May 25, 2018 and June 2, 2018, after considering a valuation report from an independent third-party valuation firm as of May 21, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report. Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to March 20, 2018:

•

Preliminary results received in April 2018 from the last multiple-ascending dose cohort of the Phase 1 clinical trial supporting CRN00808’s ability to inhibit growth hormone and suppress insulin-like growth factor 1 (IGF-1), the latter of which is the conventional registration endpoint for new drug applications submitted to the Food & Drug Administration, thus validating the potential for clinical success of CRN00808 in patients.

•

Results received in April 2018 from a drug-drug interaction (DDI) Phase 1 clinical trial cohort demonstrating that repeated dosing of CRN00808 resulted in no change in the exposure of the CYP3A4 reporter, midazolam. This suggested that CRN00808 is not likely to cause drug interactions by inhibiting the metabolism of other drugs that are primarily metabolized by the major CYP enzymes in the liver. The potential for CRN00808 to inhibit CYP enzymes was a risk identified in the preclinical profile of this drug candidate. Having removed this risk upon completion of the DDI study and coupled with the preliminary results observed in the other Phase 1 clinical trial single-ascending dose and multiple-ascending dose cohorts, management and the Board of Directors elected to continue clinical development of CRN00808 beyond Phase 1 clinical trials and initiate activities for the commencement of two Phase 2 clinical trials.

The May 21, 2018 valuation analysis was performed using the hybrid method, to establish the following scenarios and relative weightings and values, as estimates regarding potential future liquidity outcomes were considered reasonable given the positive foregoing clinical results and the Company’s progress towards the completion of an IPO.

Scenario	Estimated Future Value Per Share	Estimated Present Value Per Share	Assigned Weight	DLOM*	Estimated Weighted Value Per Share
Stay Private	$[* * *]	$[* * *]	[* * *]%	[* * *]%	$[* * *]
Sale	$[* * *]	$[* * *]	[* * *]%	[* * *]%	$[* * *]
IPO	$[* * *]	$[* * *]	[* * *]%	[* * *]%	$[* * *]
Concluded Fair Value					$2.82

*	The DLOM was based on the ratio of the estimated price of a put option on a common share to the freely traded price of the share.

In determining the enterprise value for the stay private scenario, the Company applied the OPM backsolve method to the Company’s Series B convertible preferred stock financing completed in February and March 2018. In that OPM backsolve method, the estimated time to liquidity was 2.12 years (only considering the stay private scenario, and not the sale or IPO scenarios), based on management’s best estimates of a liquidity event at such time.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

In determining the enterprise value for the sale scenario, the Company applied the guideline transaction method under the market approach, which analyzed market value of invested capital less cash at the sale date of life sciences companies that completed sale transactions. For the sale scenario, the Company estimated the time to liquidity was [* * *] years and applied a discount rate of [* * *]%, which was determined based on various studies regarding venture capital required rates of return.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed market value of invested capital less cash of comparable publicly traded life sciences companies. For the IPO scenario, the Company estimated time to liquidity for the IPO as [* * *] years and applied a discount rate of [* * *]%, which was determined consistent with the methodology used for the sale scenario above.

June 16, 2018 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $3.65 per share as of June 16, 2018, after considering a valuation report from an independent third-party valuation firm as of June 13, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report. Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to June 2, 2018:

•

The Company received preliminary, positive feedback from the testing the waters meetings it conducted during the weeks of June 4 and June 11 with investors who are active in the investment of public companies in the Company’s industry.

The June 13, 2018 valuation analysis was also performed using the hybrid method, to establish the following scenarios and relative weightings and values. Notably, based on the foregoing qualitative factors, the Board of Directors increased the weighting of the IPO scenario from [* * *]% to [* * *]% reflecting that the probability of successfully completing an IPO had increased.

Scenario	Estimated Future Value Per Share	Estimated Present Value Per Share	Assigned Weight	DLOM*	Estimated Weighted Value Per Share
Stay Private	$[* * *]	$[* * *]	[* * *]%	[* * *]%	$[* * *]
Sale	$[* * *]	$[* * *]	[* * *]%	[* * *]%	$[* * *]
IPO	$[* * *]	$[* * *]	[* * *]%	[* * *]%	$[* * *]
Concluded Fair Value					$3.65

*	The marketability discount was based on the ratio of the estimated price of a put option on a common share to the freely traded price of the share.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

In determining the enterprise value for the stay private scenario, the Company applied the OPM backsolve method to the Company’s Series B convertible preferred stock financing completed in February and March 2018. In that OPM backsolve method, the estimated time to liquidity was [* * *] years (only considering the stay private scenario, and not the sale or IPO scenarios), based on management’s best estimates of a liquidity event at such time.

In determining the enterprise value for the sale scenario, the Company applied the guideline transaction method under the market approach, which analyzed market value of invested capital less cash at the sale date of comparable life sciences companies that completed sale transactions. For the sale scenario, the Company estimated the time to liquidity was 2.05 years and applied a discount rate of [* * *]%, which was determined based on various studies regarding venture capital required rates of return.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed market value of invested capital less cash of comparable publicly traded life sciences companies. For the IPO scenario, the Company estimated time to liquidity for the IPO as 0.1 years and applied a discount rate of 35%, which was determined consistent with the methodology used for the sale scenario above.

COMPARISON OF JUNE 16, 2018 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the lead underwriter. The Company’s most recent grants of stock options were for an aggregate of 650,000 shares made on June 16, 2018 with an exercise price of $3.65 per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in initial public offerings, the Preliminary Price Range was based in part on the lead underwriter’s quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for a clinical stage pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, if obtained, is that the PWERM and OPM hybrid valuation method used by the Company to determine the Estimated Fair Value reflects the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the stay private scenario that was significantly lower than in the initial public offering scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the initial public offering, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the initial public offering. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the stay private scenario.

Notably, the June 16, 2018 valuation report estimated a fair value of the Company’s common stock on that date to be $[* * *] in the IPO scenario prior to applying a discount rate and DLOM, assuming the IPO occurred by July 21, 2018, which Estimated Fair Value is within the Preliminary Price Range. The May 25 and June 2, 2018 valuations of $[* * *] in the IPO scenario, prior to applying a discount rate and DLOM, is similarly within the Preliminary Price Range.

In conclusion, the Company respectfully submits that the difference between the valuation as of each of May 25, June 2, and June 16, 2018 and the Preliminary Price Range is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to R. Scott Struthers, Ph.D., President and Chief Executive Officer, Crinetics Pharmaceuticals, Inc., 10222 Barnes Canyon Road, Bldg. 2, San Diego, California 92121, telephone (858) 450-6464, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-5435. Thank you for your assistance.

Sincerely,

/s/ Cheston J. Larson

Cheston J. Larson

of LATHAM & WATKINS LLP

cc:	Mary Mast, Securities and Exchange Commission

Mark Brunhofer, Securities and Exchange Commission

Irene Paik, Securities and Exchange Commission

R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.

Matthew T. Bush, Latham & Watkins LLP